Exhibit 12.1
Northwest Pipeline Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	For the Year Ended December 31,
						Three Months Ended
						March 31,
	2002	2003	2004	2005	2006	2007	2006

Earnings:
Income before income taxes	$129,381	$117,812	$123,434	$111,949	$89,964	$39,180	$25,546

Add:
Interest on long-term debt	25,577	37,144	38,721	38,164	43,649	12,336	9,443
Other interest expense	2,688	3,388	3,368	3,389	3,824	988	1,060
Rental expense representative of interest factor	1,783	1,350	1,002	854	693	147	189

Total earnings, as adjusted, plus fixed charges	$159,429	$159,694	$166,525	$154,356	$138,130	$52,651	$36,238

Fixed Charges:
Interest expense on long-term debt	$25,577	$37,144	$38,721	$38,164	$43,649	$12,336	$9,443
Other interest expense	2,688	3,388	3,368	3,389	3,824	988	1,060
Rental expense representative of interest factor	1,783	1,350	1,002	854	693	147	189

Total fixed charges	$30,048	$41,882	$43,091	$42,407	$48,166	$13,471	$10,692

Ratio of earnings to fixed charges	5.31	3.81	3.86	3.64	2.87	3.91	3.39

For the purposes of this ratio (i) earnings consist of income before fixed charges and income taxes for the Company and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction for interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor for the Company.